Exhibit 4.5

English Summary of Share Transfer Agreement

January 1, 2011

This Share Transfer Agreement (this “Agreement”) dated January 1, 2011 is entered into by and between the parties as follows:

Party A: ALPOWER INVESTMENT LTD, a company validly existing and in good standing,  incorporated under laws of British Virgin Islands, holding 100% shares of MATRIX SYNERGY LIMITED, detailed information of which is as follows:

Registered Address:

Place of Business:

Legal Representative or Principal: Liu Tao

Phone: +86-18600021818

Facsimile:

Email:

(“Transferor”)

Party B: Camelot Information Systems Inc., a company validly existing and in good standing,  incorporated under laws of British Virgin Islands, detailed information about which is as follows:

Registered Address: P.O. Box 958, Pasea Estate, Road Town, Tortola, B. V. I.

Place of Business:

Legal Representative or Principal: Yiming Ma

Phone: +86-10-5810-0999

Facsimile: +86-10-5810-0900

Email: jking@camelotchina.com

(“Transferee”)

(Collectively the “Parties”, and individually a “Party”)

WHEREAS:

(A)	Party A legally holds one hundred percent (100%) shares of Matrix Synergy Limited (“Matrix Synergy”), and intends to transfer all shares held by it in Matrix Synergy.

(B)	The Transferee intends to purchase the one hundred percent (100%) shares of Matrix Synergy from the Transferor at the transfer price set forth herein;

(C)	The Transferor and the Transferee agree to conclude this Agreement, and transfer or be transferred all the shares of Matrix Synergy in accordance with the terms and conditions set forth herein.

IN WITNESS WHEREOF, in accordance with the Company Law of Hong Kong Special Administrative Region of the PRC, the Contract Law of Hong Kong Special Administrative Region of the PRC and other applicable laws and regulations, through friendly negotiations and adhering to the principles of equality and for mutual benefits, the Parties hereby agree as follows for mutual compliance:

1.	definitions (omitted)

2.	share transfer

2.1
In accordance with the terms and conditions of this Agreement, each Party intends to transfer or be transferred the shares of Matrix Synergy pursuant to the time, the way and the price set forth herein.

3.	transfer consideration and payment

3.1	Consideration

The Parties agree that, the total consideration for the share transfer hereunder is RMB 98,000,000, which consists of two parts: in cash and in equity, i.e.:

The consideration in cash is RMB 4,000,000;

The consideration in equity means the equity in the listed body of the Transferee (NYSE:CIS), which is equivalent to RMB 4,000,000 in value (share price is calculated based on the average closing price of the listed body of the Transferee during the 10 business days prior to the execution of formal contract). Refer to Article 3.2.2 for the lock-in period;

The net profits of the target company in 2011 and 2012 shall be subject to the audit results provided by the accounting firm designated by the Transferee in accordance with US GAAP.

3.2	Payment Date

First installment: Upon the satisfaction of the payment conditions as set forth in the Share Transfer Agreement to which Dimension InfoTech is a party, as well as the payment of consideration by the transferee under such agreement, the Transferee hereunder shall pay the part of consideration in cash, which is RMB 14,400,000, and all consideration in equity to the Transferor. The lock-up period for the 30% of the consideration in equity is one (1) year, and the lock-up period for the remaining consideration in equity is two (2) years.

Second installment: the amount of second installment of consideration shall be calculated according to the following formula, and paid in within ten (10) days upon the completion of the audit report;

Amount of second installment of consideration (no more than RMB 19,800,000) = net profit of 2011/net profit target of 2011 (RMB 12,000,000) * RMB 19,800,000

In the event that the net profit of 2011 is higher than the net profit target of 2011, then forty percent (40%) of the excessive part shall be paid as additional incentive together with the second installment. In the event that the net profit of 2011 is lower than eighty percent (80%) of the net profit target of 2011 (i.e. RMB 9,600,000), then the second installment of consideration in cash shall be all cancelled.

Third installment:  the amount of third installment of consideration shall be calculated according to the following formula, and paid in within ten (10) days upon the completion of the audit report;

Amount of third installment of consideration (no more than RMB 19,800,000) = net profit of 2012/net profit target of 2012 (RMB 14,400,000) * RMB 19,800,000

In the event that the net profit of 2012 is higher than the net profit target of 2012, then thirty percent (30%) of the excessive part shall be paid as additional incentive together with the third installment. In the event that the net profit of 2012 is lower than sixty percent (60%) of the net profit target of 2012 (i.e. RMB 8,640,000), then the third installment of consideration in cash shall be all cancelled.

3.3	Payment Method

The Transferee shall pay the consideration to the Transferor by transferring the amount of consideration to the account designated by the Transferor in Appendix 1 hereto. The Transferee shall fully pay the consideration to the Transferor in US dollars mentioned in above provisions. The exchange rate shall be subject to the US dollar exchange benchmark rate published by the People’s Bank of China on the day of actual payment by the Transferee.

3.4	Taxes

Each Party shall respectively bear the part of taxes, which it is held liable for, in connection with the share transfer hereunder in accordance with applicable laws and regulations.

4.	documents as of the execution

4.1	On the day of execution of this Agreement, the Transferee shall have received the following documents from the Transferor and the Transferor shall warrant that such documents are truthful and valid:

i.	Photocopies of business license of the Transferor, and photocopies of business license and the articles of association of Matrix Synergy;

ii.
The articles of association of Matrix Synergy which is able to accurately and completely reflects that the Transferor is the legal shareholder of Matrix Synergy prior to the execution hereof, upon being approved by and registered with competent authorities;

iii.
Board resolutions same to the Appendix 2 hereto in both form and substance, which is adopted by Matrix Synergy for such share transfer hereunder and execution of any agreement related thereto, and is in compliance with then effective articles of association of it as well as applicable laws and regulations;

iv.
All notices to be made and all written consents to be obtained (if applicable) by the Transferor for purpose of the share transfer hereunder in accordance with laws, regulations and agreements with any third party.

4.2	This Agreement shall be signed by the duly authorized representatives of the Parties and affixed with the seals of the Parties.

5.	conditions precedent to effectiveness

5.1
The fulfillment of this Agreement is the condition to the fulfillment of the Share Transfer Agreement dated January 1, 2011 with respect to the transfer of 100% shares of Shanghai Dimension Information Technology Co., Ltd. by the shareholders of Dimension InfoTech (“Dimension Agreement”), and vice versa, and shall be established at same time.

5.2	The conditions precedent to the effectiveness of Article 2, Article 3, and those terms which can only become effective or applicable upon the effectiveness of Article 2 hereof, are as follows:

(a)	Conditions of effectiveness of Dimension Agreement are all satisfied, and the Dimension Agreement becomes effective;

(b)
Neither Party has committed any serious violation of this Agreement or any other related agreement or covenant, and the Transferee has not given any notice of termination of share transfer to the Transferor in writing in accordance with Article 10 hereof;

(c)
All the undertakings to be exercised by the Transferor prior to the execution and effectiveness hereof as set forth hereunder have been realized, and there is no any untruthful statement in the representations and warrants in Article 8 except for the parts which have been waived by the Transferee in writing.

5.3	The effective date of Dimension Agreement shall be deemed as the effective date of this Agreement (“Effective Date”).

5.4
The Parties further confirm that, Article 2, Article 3, and those terms which can only become effective or applicable upon the effectiveness of Article 2 hereof, will become effective since the Effective Date. Among other things, the remaining terms hereof will become effective and be binding upon the Parties upon the execution of this Agreement.

6.	undertakings of the transferor regarding operation of matrix synergy prior to the day of share registration change or completion of closing (omitted)

7.	other undertakings of the transferor (omitted)

8.	representations and warrants of the transferor (omitted)

9.	representations and warrants of the transferee (omitted)

10.	breach liabilities (omitted)

11.	announcement and confidentiality (omitted)

12.	fees, expenses and taxes (omitted)

13.	general provisions (omitted)

14.	notices (omitted)

15.	governing law and arbitration

15.1
The validity, interpretation and performance of this Agreement, as well as the resolution of disputes in connection with this Agreement, shall be governed by and interpreted in accordance with laws of Hong Kong Special Administrative Region of the PRC.

15.2
The Parties hereto agree that, any dispute or disagreement arising from or in connection with this Agreement shall be firstly resolved by friendly negotiations. If the dispute fails to be resolved within thirty (30) days following the notice of negotiation given by either Party, such Party may submit the dispute to the Court of First Instance of Hong Kong SAR of the PRC for arbitration according to its then effective arbitration rules and in accordance with laws of Hong Kong SAR of the PRC. The arbitration shall be conducted in Hong Kong. Arbitration language is Chinese. In the event that there is any conflict between the provisions of this Agreement and the abovementioned arbitration rules, the provisions of this Agreement shall prevail to the extent allowed by applicable laws.

15.3	In the course of dispute resolution in accordance with Article 15, each Party shall continue the performance of its obligations hereunder except for the disputed issues.

16.	language and counterparts (omitted)

[no text below]

[Signature Page]

IN WITNESS WHEREOF, the Parties have singed this Agreement on the day first above written.

Party A:
Signature:/s/
Date:

Party B:
Signature:/s/
Date:

Appendix 2      Board Resolutions of Matrix Synergy Limited

(omitted)